EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

New Found Gold Corp.

We consent to the use of our report dated March 20, 2025 on the financial statements of New Found Gold Corp. (the “Company”), which comprise the statements of financial position as of December 31, 2024 and December 31, 2023, the related statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2024, and the related notes, which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2024.

/s/ KPMG LLP

Chartered Professional Accountants

March 20, 2025

Vancouver, Canada